OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-33291
CUSIP NUMBER 68401H104

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Optimer Pharmaceuticals, Inc.
Full Name of Registrant

Former Name if Applicable

101 Hudson Street, Suite 3501
Address of Principal Executive Office (Street and Number)

Jersey City, New Jersey 07302
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Optimer Pharmaceuticals, Inc. (the “Company”) is not able to file its Annual Report on Form 10-K for the period ended December 31, 2012 (the “Form 10-K”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.  As previously disclosed on February 27, 2013, in the Company’s Current Report on Form 8-K, the then-President and Chief Executive Officer and the then-General Counsel and Chief Compliance Officer stepped down at the request of the independent members of the Board of Directors of the Company.  As a result of the foregoing management changes and the processes and procedures in connection therewith, the Company has determined that the filing of the Form 10-K will be delayed, but the Company anticipates that it will file the Form 10-K within the time period prescribed by Rule 12b-25.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Stephen Webster	(201)	333-8819
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s press release of February 28, 2013 (the “Press Release”), which provides unaudited financial results for the three months and year ended December 31, 2012, discloses changes in the Company’s results of operations from the corresponding periods of the prior fiscal year.  The Press Release was furnished  as Exhibit 99.1 to the Current Report filed on that date. The unaudited financial information provided in the Press Release remains subject to completion of the audit in connection with the filing of the Form 10-K.  The Press Release is incorporated by reference herein and the information contained herein is subject to the note under the heading “Forward-looking Statements” in the Press Release.

Optimer Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2013	By	/s/ Stephen W. Webster
Stephen W. Webster
Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).